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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Cisco Systems, Inc.                       Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              GeoTel Communications Corporation   (Month/Day/Year)
     (Last)     (First)     (Middle)          April 12, 1999             ----------------------------------
    170 West Tasman Drive                  ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    San Jose        CA         95134          Person (Voluntary)               Director     X    10% Owner      applicable line)
--------------------------------------                                   -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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    Common Stock                                  2,556,018(1)                       D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                             (Over)
(1) Reporting Person disclaims beneficial ownership over such 2,556,018 shares. (Print or Type Responses)            SEC 1473 (7-96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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   Options (right to buy)        (1)       (2)         Common Stock     3,000,000(3)   $60.50          D
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Explanation of Responses:
(1) The option to purchase Common Stock of the Issuer becomes exercisable upon certain events listed in the Stock Option Agreement.
(2) The option to purchase Common Stock of the Issuer terminates upon certain events listed in the Stock Option Agreement.
(3) Reporting Person disclaims beneficial ownership over such shares.

**Intentional misstatements or omissions of facts constitute Federal Criminal   CISCO SYSTEMS, INC.                 April __, 1999
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                By: /s/ LARRY R. CARTER
Note. File three copies of this form, one of which must be manually signed.     Its: Chief Financial Officer
      If space provided is insufficient, See Instruction 6 for procedure.       -------------------------------   ------------------
                                                                                **Signature of Reporting Person          Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                                                                                                                           (8/96)
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